Exhibit 1.01
Mercury Systems, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2015

This conflict minerals report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) issued Rule 13p-1 to implement the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. This report has been prepared based on Rule 13p-1 as further clarified by the SEC guidance issued on April 29, 2014 in response to the decision of the United States Court of Appeals for the District of Columbia Circuit in National Association of Manufacturers, et al. v. SEC, et al., No. 13-5252 (D.C. Cir. April 14, 2014). References in this report to “DRC” are to the Democratic Republic of the Congo and its adjoining countries (Tanzania, Zambia, Republic of Congo, Central African Republic, Angola, Uganda, Rwanda, South Sudan and Burundi). References in this report to “conflict minerals” are to cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which based on regulations from the SEC are limited to tin, tantalum, tungsten, and gold.

Our Products

Mercury Systems, Inc. (collectively with its subsidiaries, “we,” “us,” or “our”) is a leading commercial provider of secure processing subsystems designed and made in the U.S.A. Optimized for customer and mission success, our solutions power a wide variety of critical defense and intelligence programs. Headquartered in Chelmsford, Massachusetts, we are pioneering a next-generation defense electronics business model specifically designed to meet the industry’s current and emerging technology and business needs. We operate across a broad spectrum of defense and intelligence programs and deliver our solutions and services via two business units: (i) Mercury Commercial Electronics (“MCE”) and (ii) Mercury Defense Systems (“MDS”).

In January 2015, we completed the sale of our Mercury Intelligence Systems (“MIS”) operating segment based on our strategic direction and investment priorities focusing on our core business. During calendar 2015, our MIS operating segment delivered its solutions as a service and did not manufacture or sell products, and accordingly the MIS operating segment is not discussed in this conflict minerals report.

In December 2015, we acquired Lewis Innovative Technologies, Inc. (LIT), which is included in our MDS operating segment for our 2015 conflict minerals report. During calendar 2015, LIT delivered its solutions as a service or as software and did not manufacture or sell hardware, and accordingly LIT is not discussed in this conflict minerals report.

In May 2016, we acquired the custom microelectronics, RF and microwave solutions, and embedded security operations of the Power and Microelectronics Group within Microsemi Corporation, which operations will be in scope for our calendar 2016 conflict minerals report to be filed in May 2017.

During calendar 2015, our MCE and MDS business units manufactured and sold products as well as provided software and services. Manufacturing operations at MCE and MDS include manufacturing at our own facilities and by contract manufacturers using our design specifications.

MCE sells digital processing products, including embedded processing boards, digital receiver boards, and chassis-based systems, and radio frequency and microwave products, including tuners, converters, transceivers, switch filters, and power amplifiers and limiters. MDS utilizes commercially available technologies and solutions from our MCE business unit, as well as from other sources, to develop integrated sensor processing subsystems and capabilities for the C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance), electronic warfare, electronic counter measures, signals intelligence and radar test and simulation markets.

Conflict minerals, as defined by the regulations of the SEC (i.e., tin, tantalum, tungsten, and gold), are essential to the functionality of most electronic devices and their use is extensive in the electronics industry. Examples of the use of conflict minerals in electronics include: tin solders for joining circuits; tantalum in capacitors; tungsten in metal wires, electrodes, and electrical contacts; and gold in electric plating and circuit boards. We performed a review of our products in light of the SEC’s conflict minerals regulations and the vendors supplying the components and materials incorporated into our products. Our MCE and MDS products are digital and radio frequency/ microwave subsystems and components, incorporating multiple electronic components and connectors. Components and connectors of this type could contain conflict minerals as defined by the SEC, regardless of the country of origin of those minerals.

Our Calendar 2015 Reasonable Country of Origin Inquiry and Supply Chain Due Diligence

We do not engage in the extraction, transportation, handling, trading, processing, smelting, refining, or alloying of any conflict minerals and we do not acquire conflict minerals directly from any smelter or mine, regardless of country of origin. To the extent that conflict minerals may be incorporated into our products, they are acquired through our supply chain in the form of components, connectors, solder, and other materials that we or our contract manufacturers incorporate into our finished products. We designed our conflict minerals reasonable country of origin inquiry and supply chain due diligence around our MCE and MDS product manufacturing supply chains. We defined the scope of our conflict minerals inquiry by identifying and contacting the current suppliers on our approved vendor list that provide components or other materials that may contain conflict minerals. We rely upon our suppliers to provide information on the origin of the conflict minerals contained in materials supplied to us, including sources of conflict minerals that are supplied to them from sub-tier suppliers. We expect our suppliers to provide us with sourcing information per our conflict minerals policy.

In general, we encountered the following challenges in obtaining and analyzing the responses we received from our suppliers:

•	we are dependent on information received from our direct suppliers to conduct our reasonable country of origin inquiry process;

•
we have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to Rule 13p-1 of the Securities Exchange Act of 1934, as amended; and

•	the information our suppliers provided was often incomplete and required significant follow-up.

Our Approved Vendor List

The approved vendor list (“AVL”) for our MCE and MDS business unit supply chains contained 707 third-party vendors from whom we and our contract manufacturers could source materials for the manufacture of our products that may contain conflict minerals. This group of vendors is exclusive of the vendors who provide us with services (but not materials) and the vendors who provide us with materials that are used in our business operations but no elements of which are found in our finished products (e.g. vendors providing office supplies, office equipment, etc.). In many cases, for a given component in one of our products, we have multiple vendors as a source for that component and each of those vendors is listed on our AVL. Our procedures for adding a vendor to our AVL include a review of the vendor’s conflict minerals status as part of the approval process.

The vendors on our AVL vary greatly in size and resources, from multi-national, publicly-traded companies that provide electronic components and materials to a wide industry segment down to local, family-owned businesses that provide us with custom fabricated components on a limited run basis. Some of our larger vendors have been preparing for conflict minerals disclosure for several years and have been participating in the development of industry standards for tracing conflict minerals while other smaller vendors first learned of conflict minerals disclosure in 2013 based on requirements from customers such as us.

Our Conflict Minerals Policy and Vendor Outreach

We adopted our conflict minerals policy in 2013 and posted that policy on our corporate website, www.mrcy.com, under the heading “Who We Are” and “Corporate Social Responsibility.” Our 2013 conflict minerals due diligence process included the development of a conflict minerals policy, establishment of a cross-functional team, communication with vendors, gathering compliance data, creating a conflict minerals vendor database, and measuring and internally reporting our due diligence progress during the period. During 2013, we sent vendor notices summarizing our conflict minerals policy to all of the vendors on our AVL. In these notices, we requested responses from our vendors using the Electronic Industry Citizen Coalition Global e-Sustainability Initiative (EICC GeSI) reporting template.

Since 2013, our conflict minerals due diligence process has included ongoing communication with vendors, gathering compliance data, regularly updating our conflict minerals vendor database, and measuring and internally reporting our due diligence progress during the period. For calendar 2015, we sent vendor notices summarizing our conflict minerals policy to all of the vendors on our AVL. In these notices, we requested responses from our vendors using the Electronic Industry Citizen Coalition Global e-Sustainability Initiative (EICC GeSI) reporting template. Throughout 2015 we sent periodic reminders to our vendors based on their prior responses, or lack of response, to our inquiries.

Responses from Our Vendors

We received responses from vendors in a variety of formats, primarily in the form of EICC GeSI reports, company compliance statements, and company conflict minerals policies. In addition, we also reviewed conflict minerals compliance data on our vendors available in the SiliconExpert Technologies electronic components database. We collected vendor responses, added them to our conflict minerals vendor database, and responded with further clarifying questions, as necessary, based on the form and content of the data provided by the vendors.

We sent conflict minerals inquiries to all 707 vendors on our AVL. We collected responses from our vendors during 2015 and through May 12, 2016. Of the vendors on our AVL, 681 (96%) responded and the remaining 26 vendors (4%) either did not respond to our conflict minerals inquiries or provided responses that did not contain sufficient information to categorize them as either DRC conflict free, DRC conflict undeterminable, or not DRC conflict free. Of the 96% of our vendors who responded to our conflict minerals inquiries, none indicated that their products contained conflict minerals originating from mines in the DRC that benefit armed groups. We have relied on these suppliers’ responses to provide us with information about the source of the conflict minerals contained in the materials supplied to us. Our suppliers are similarly reliant upon information provided by their direct and indirect suppliers.

Third Party Audit

Based on the SEC guidance issued on April 29, 2014 in response to the decision of the United States Court of Appeals for the District of Columbia Circuit in National Association of Manufacturers, et al. v. SEC, et al., No. 13-5252 (D.C. Cir. April 14, 2014), we are not required to obtain an independent private sector audit of the design of our 2015 due diligence framework or the summary of our due diligence contained in this report.

Additional Actions For 2016

Due to the breadth and complexity of our products and manufacturing supply chain, it will take time for many of our vendors to verify the origin of the conflict minerals that they provide to us in their products. In addition, our May 2016 acquisition of the custom microelectronics, RF and microwave solutions, and embedded security operations of the Power and Microelectronics Group within Microsemi Corporation increased on product offerings and number of vendors supplying materials to us, which products and vendors will be covered by our 2016 conflict minerals due diligence process.

For 2016, using the baseline set of responses and metrics that we have aggregated from our 2015 conflict minerals reports from vendors, we plan to focus our due diligence efforts primarily on the companies who provided DRC conflict undetermined reports and the companies who did not provide any response. We continually refine our outreach process to achieve a higher level of response from our vendors for our conflict minerals report through a combination of: vendor outreach and conflict minerals communication and education; potential changes to the terms and conditions in purchase orders with our vendors; and cautionary notices to vendors that repeatedly fail to provide conflict minerals data, including the potential elimination of non-responsive vendors from our AVL if we have alternative sources for the same component. We believe that our conflict minerals policy statement, as well as our approach to our vendors and our conflict minerals inquiries to our vendors, will tend to minimize or eliminate the incorporation into our products of conflict minerals originating from the DRC that benefit armed groups.